FORM 4
/ / Check this box if no longer             UNITED STATES SECURITIES AND EXCHANGE COMMISSION                    OMB APPROVAL
subject to Section 16.  Form 4                           Washington, D.C. 20549                           OMB Number:      3235-0287
or Form 5 obligations may                                                                                 Expires:  January 31, 2005
continue. See Instruction 1(b).                                                                          Estimated average burden
                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                hours per response ... 0.5


                                 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 30(h) of the Investment Company Act of 1940
(Print or type Responses)
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1. Name and Address of   2. Issuer Name and Ticker or Trading Symbol            6.  Relationship of Reporting Person(s) to Issuer
   Reporting Person*                                                                    (Check all applicable)

Cash    Jerry   D.              Quest Resource Corporation (QRCP)                    X   Director      X  10% Owner
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(Last) (First) (Middle)   3. I.R.S. Identification 4. Statement for                  X   Officer      __  Other
                             Number of Reporting      Month/Day/Year                ---  (give title      (specify below)
                             Person, if an entity                                        below)
590l N. Western Avenue,     (Voluntary)
Suite 200                                             March 28, 2003                Chairman of the Board, Co-Chief Executive
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                                                                                    Officer, Chief Financial Officer, Secretary
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        (Street)                                  5. If Amendment, Date         7. Individual or Joint/Group Filing
                                                     of Original                   (Check Applicable Line)
                                                     (Month/Day/Year)               X Form filed by One Reporting Person
                                                                                   ---
                                                                                   ___ Form filed by More than One
Oklahoma City Oklahoma 73118                                                              Reporting Person
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(City)    (State)   (Zip)       Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security   2. Trans-    2A. Deemed      3. Trans-    4. Securities      5. Amount of     6. Ownership   7. Nature
   (Instr. 3)             action        Execution      action       Acquired (A)       Securities       Form:          of Indirect
                          date:         Date, if       Code         or Disposed        Beneficially     Direct         Beneficial
                                        any            (Instr.8)    of (D)(Instr.      Owned Follow-    (D) or         Ownership
                                                                    3, 4 and 5)        ing Reported     Indirect       (Instr. 4)
                                                     -------------------------------   Transaction(s)   (I)
                          (Month/       (Month/                            (A)                          (Instr. 4)
                           Day/          Day/                               or         (Instr. 3
                           Year)         Year)        Code   V     Amount  (D) Price    and 4)
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Common Stock              3/28/03                      S           50,000   D   (1)    2,145,146             D
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Common Stock                                                                              10,500             I          By Spouse
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see instruction 4(b)(v).
                                                               Persons who respond to the collection of information           (Over)
                                                               contained in this form are not required               SEC 1474 (9-02)
                                                               to respond unless the form displays a currently
                                                               valid OMB control number.



FORM 4 (continued)                  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)

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1.Title    2.Conver-  3.Trans-  3A.Deemed  4.Trans- 5.Number    6.Date Exer- 7.Title and   8.Price   9.Number  10.Owner-   11.Nature
  of Deriv-  sion or    action     Execu-    action   of Deriv-   ciseable     Amount of     of        of         ship        of In-
  ative      Exercise   Date       tion      Code     ative       and Expir-   Underlying    Deriv-    Deriv-     Form of     direct
  Securi-    Price of              Date,     (Inst.   Securi-     ation Date   Securities    ative     ative      Deriv-      Bene-
  ty         Deriv-     (Month/    if any     8)      ties        (Month/      (Instr. 3     Secur-    Securi-    ative       ficial
  (Instr.    ative       Day/                         Acquired    Day/Year)     and 4)       ity       ties       Security:   Owner-
   3)        Security    Year)     (Month/            (A) or                                 (Instr.   Benefi-    Direct      ship
                                    Day/              Disposed                                5)       cially     (D) or      (Inst.
                                    Year)             of (D)                                           Owned      Indirect    4)
                                                      (Instr.                                          Follow-    (I)
                                                      3, 4,     -----------------------------          ing        (Instr.
                                                      and 5)                           Amt or          Reported    4)
                                                                 Date    Expira- Title Number          Trans-
                                            ------------------   Exer-   tion          of              action(s)
                                            Code  V   (A)  (D)   cisable Date          Shares          (Instr. 4)
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Explanation of Responses:(1) Effective November 7, 2002, Quest Resource Corporation ("Quest"), STP Cherokee, Inc.("STP") and
Mr. Cash, as the sole stockholder of STP, consummated an Agreement and Plan of Reorganization by and among Quest, STP and Mr. Cash
(the "Reorganization Agreement").  At the time of the closing of the Reorganization, Mr. Cash had agreed with Shiloh Oil
Corporation ("Shiloh") that he would transfer to Shiloh certain of the shares that he was to receive pursuant to the Reorganization
Agreement in satisfaction of certain prior obligations that he owed to Shiloh.  In late March 2003, Mr. Cash and Shiloh finally agreed on the number of shares to be transferred to Shiloh (50,000 shares) in satisfaction of Mr. Cash's prior obligations to
Shiloh.  This transaction was made effective as of November 7, 2002.  The prior obligations to Shiloh were valued at $51,500, resulting in a value for the shares equal to the same price as that used in connection with the Reorganization Agreement.




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                  /s/ Jerry D. Cash                                            April 9, 2003

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                                                  **Signature of Reporting Person                                   Date




Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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